EXHIBIT 99.4

YAMANA GOLD INC.

NATIONAL INSTRUMENT 51-102 REQUEST FORM
FOR BENEFICIAL SHAREHOLDERS

TO THE BENEFICIAL SHAREHOLDERS OF YAMANA GOLD INC. (CUSIP No. 98462Y 10 07):

National Instrument 51-102 (“NI 51-102”) requires that Yamana Gold Inc. (the “Company”) send annually to the beneficial holders of the Company’s common shares a request form to allow each beneficial shareholder to elect to receive (i) a copy of the Company’s Annual Report containing its Annual Financial Statements and related managements’ discussion and analysis (“MD&A”), (ii) a copy of the Company’s Interim Financial Statements and related MD&A, or (iii) a copy of both.

Please note that this request form will be mailed by the Company on an annual basis and beneficial shareholders must complete and return this form each year in order to request a copy the Company’s financial statements.

The undersigned beneficial shareholder of the Company hereby elects as follows:

	I wish to receive a copy of the Company’s Annual Report containing Annual Financial Statements and related MD&A.

	I wish to receive a copy of the Company’s Interim Financials Statements and related MD&A.

	I wish to receive a copy of the Company’s Annual Report containing the Annual Financial Statements and related MD&A and the Company's Interim Financial Statements and related MD&A.

The following must be completed. (Please print)

Name:

Address:

                                     Postal Code:

Signature:                                      Date:
         (If shareholder is not an individual, signature
         must be of an authorized signatory)

Please complete and either return this request form along with your Proxy in the enclosed envelope or to the address indicated below, or submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 8700B. CIBC encourages requests to be submitted online.

CIBC Mellon Trust Company
PO Box 7010 Adelaide Street Postal Station
Toronto ON M5C 2W9
Fax: (416) 643-3136